U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Shorland G. Hunsaker,
      2751 East Rubidoux Road, Salt Lake City, UT 84093

2.  Date of Event Requiring Statement (Month/Date/Year): 06/25/1999


3.  IRS or Social Security Number of Reporting Person (Voluntary):


4.  Issuer Name and Ticker or Trading Symbol: NATEX CORPORATION (NATX)


5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Vice President

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 102,000

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Warrant

2. Date Exercisable (Month/Day/Year): 5/7/1999
   Expiration Date(Month/Day/Year):  3/29/2002

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 70,000

4. Conversion or Exercise Price of Derivative Security: $ 1.00

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): D

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:

Signature of Reporting Person: /s/Shorland G. Hunsaker
Date: 7/7/99